UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VITACOST.COM, INC.
(Name of Subject Company)

VIGOR ACQUISITION CORP.
(Offeror)

THE KROGER CO.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.00001 PAR VALUE
(Title of Class of Securities)

92847A200
(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.
Group Vice President, Secretary and General Counsel
1014 Vine Street
Cincinnati, OH 45202
(513) 762-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a

Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), to purchase all of the shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc., a Delaware corporation (“Vitacost”), that are issued and outstanding at a price of $8.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of July 1, 2014, by and among Purchaser, Kroger and Vitacost.

Notice to Investors

The tender offer for the outstanding shares of Vitacost common stock described in this communication has not yet commenced. At the time the planned offer is commenced Kroger and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission. In addition, Vitacost will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Vitacost security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by The Kroger Co. on July 2, 2014

Exhibit 99.2	Talking Points for Leaders, distributed on July 2, 2014

Exhibit 99.3	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014

Exhibit 99.4	Investor Script for Conference Call on July 2, 2014